                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                 FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934



     For the fiscal year ended December 31, 1993

     Commission File Number 1-2227

     A.   Full title of the plan:

          Crown Cork & Seal Company, Inc.
          401 (k) Savings and Employee Stock Ownership Plan

     B. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:


                      CROWN CORK & SEAL COMPANY, INC.
                             9300 ASHTON ROAD
                          PHILADELPHIA, PA 19136

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


                                  INDEX

                                                                   Page(s)

Signatures . . . . . . . . . . . . . . . . . . . . . . . . .         3

Report Of Independent Accountants . . . . . . . . . . . . . .        6

Audited Plan Financial Statements And Schedules Prepared In
Accordance With The Financial Reporting Requirements Of ERISA     7 to 13

Exhibits 23 - Consent Of Independent Accountants  . . . . . . .     14


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


                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     Crown Cork & Seal Company, Inc.
                                     401 (k) Savings and Employee
                                     Stock Ownership Plan


Date: June 29, 1994                  By:/s/James T. Malec
                                         James T. Malec
                                         Member, Benefit Plan Committee


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
                        Crown Cork & Seal Company, Inc.

              401(k) Savings and Employee Stock Ownership Plan

                             December 31, 1993







                         Crown Cork & Seal Company, Inc.

                401(k) Savings and Employee Stock Ownership Plan


                        Index to Financial Statements
                                    and
                         Supplementary Information



                                                                    Page(s)


Report of Independent Accountants                                      1

Statement of Net Assets Available for Plan Benefits                    2

Statement of Changes in Net Assets Available for Plan Benefits         3

Notes to Financial Statements                                        4 - 6

Schedule I      -  Schedule of Assets Held for Investment
                   at December 31, 1993                                7

Schedule II     -  Transaction or Series of Transactions
                   in Excess of 5% of the Current Value of
                   Plan Assets                                         8


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


                       Report of Independent Accountants


June 22, 1994


To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
401(k) Savings and Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Crown Cork & Seal Company, Inc. 401(k) Savings and Employee Stock Ownership Plan (the "Plan") at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE

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

                       Crown Cork & Seal Company, Inc.

              401(k) Savings and Employee Stock Ownership Plan

            Statement of Net Assets Available for Plan Benefits



                                                        December 31,

                                                    1993            1992

Assets:

Investments at fair value:
     Fixed Income Fund                          $  81,553,363    $ 87,490,416
     Company Stock Fund                            30,441,450      24,213,894
     Diversified Equity Fund                        8,401,130       5,254,797
     Unallocated Crown Cork & Seal common stock                     1,102,305
          Total investments                       120,395,943     118,061,412

Cash and cash equivalents                           1,723,277       8,843,578
Participant loans receivable                          584,840         964,833
Employer contributions receivable                     257,309         390,757
Employee contributions receivable                     296,575         162,558
Receivables due from others                           603,931         669,422

Liabilities:

Accrued Plan expenses                            (     98,628)   (     90,904)
Loans payable                                                    (    650,105)
Amount due to Crown Cork & Seal Company, Inc.                    (  4,162,229)


Net assets available for plan benefits           $123,763,247    $124,189,322


The accompanying notes are an integral part of these financial statements.

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

                           Crown Cork & Seal Company, Inc.

                401(k) Savings and Employee Stock Ownership Plan

          Statement of Changes in Net Assets Available for Plan Benefits

                       For the Year Ended December 31, 1993


                                                       Fixed         Company                       Unallocated
                                          Diversified  Income        Stock        Participant     Crown Cork & Seal
                                          Equity Fund  Fund          Fund            Loans          Common Stock     Total
Income:
Contributions:
     Crown Cork & Seal                                               $   179,511                  $   679,691        $   859,202
     Participants                         $   468,781  $ 1,597,798     1,680,666                                       3,747,245
Participant loan repayments                    40,372      170,378       169,243  ($   379,993)
Investment income                              47,442    5,744,149        23,865                                       5,815,456
Net realized gains on investments              31,475                    359,192                                         390,667
Net unrealized gains (loss) on investments                 617,904     1,090,558                  (   391,623)         1,316,839
Allocation of 27,644 shares of Crown
  Cork & Seal common stock, at market                                    710,405                 (    710,405)

Expenses:

Distributions to participants             (   319,732) (11,201,444) (   699,814)                                    ( 12,220,990)
Administrative expenses                   (    19,413) (   248,451) (    36,767)                  (    29,863)      (    334,494)
Interfund transfers                           252,390  ( 2,511,908)   2,259,518

Increase (decrease) in net assets
     available for plan benefits            1,119,219  ( 6,449,478)   5,736,377    (   379,993)   (   452,200)      (    426,075)

Net assets at beginning of year             7,324,106   89,567,363   25,880,820        964,833        452,200        124,189,322

Net assets at end of year                 $ 8,443,325  $83,117,885  $31,617,197 $      584,840    $         0       $123,763,247

[FN]
The accompanying notes are an integral part of these financial statements.

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

                            Crown Cork & Seal Company, Inc.

                   401(k) Savings and Employee Stock Ownership Plan

                            Notes to Financial Statements


Note 1 - Summary of Significant
Accounting Policies:

     Basis of Presentation

Effective April 1, 1991, the assets of the following benefit plans were merged into the Continental Can Company, U.S.A., Inc. Savings Plan:

(1)     Crown Cork & Seal Company, Inc. Employees' Stock Ownership Plan;

(2)     H-C Industries, Inc. Employees' Savings Plan; and

(3)     Carolina Can Company, Inc. 401(k) Profit Sharing Plan.

Concurrent with the merger, the Continental Can Company, U.S.A., Inc. Savings Plan was amended, restated and its name changed to the Crown Cork
& Seal Company, Inc. 401(k) Savings and Employee Stock Ownership Plan
(the "Plan").   Additionally, in August 1991, concurrent with the Company's acquisition of Continental Can International Corporation, the assets of the Continental Can International Corporation Savings Plan were transferred into the Plan. During 1992, the Plan received cash infusions related to rollovers from other plans due to acquisition by Crown Cork & Seal. The value of these rollovers was not material to the Plan.

The Plan maintains its financial records and prepares its financial statements using the accrual basis of accounting. Purchases and sales of investments are recorded on the trade date. Investment income earned, but not received, is accrued. Distributions to participants are recorded in the period when remitted to participants.

Investments in securities listed on a national exchange are valued on the basis of year-end closing prices. Other investments not having an established market are valued at fair value as determined by the trustee.

Realized gain or loss on the sale of investments is determined based on average cost. Such gains and losses are computed on a current value basis for Form 5500. A difference may result in the classification between realized and unrealized, but the total gain or loss will be unaffected.

     Cash Equivalents

Cash equivalents include all highly liquid instruments purchased with an original maturity of less than three months.

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

Note 2 - Description of Plan:

The general purpose of the Plan is to provide a convenient method by which eligible employees may save regularly through salary elections and through Company matching contributions. Generally, salaried employees are eligible to participate in the Plan after completing one year of service and attaining age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Plan has two components: a participant salary deferral 401(k) component and a Company matching contribution ESOP component. The salary deferral 401(k) portion of the Plan allows before-tax employee contributions of 2 to 12% of annual compensation. The Plan also allows after-tax employee contributions of 1 to 8% of annual compensation. Through the ESOP component of the Plan, the Company makes matching contributions equal to 50% of the employees' contribution, up to a maximum of 3% of the employees'compensation. Company contributions are made in the form of Crown Cork & Seal common stock.

Participants may direct their contributions among any of the following investment funds:

(1) Fixed Income Fund - investing in guaranteed investment contracts, bonds, certificates of deposit and money market funds.

(2) Diversified Equity Fund - investing in a diversified portfolio of common stocks similar to those comprising the Standard & Poor's 500 Index.

(3) Company Stock Fund - investing in common stock of Crown Cork & Seal.

All employee contributions are 100% vested when contributed to the Plan. Company matching contributions vest 25% for each year of service. Upon the completion of four years of service all Company matching contributions vest immediately.

Participants are eligible to receive distributions of the vested portions of their account balance upon meeting certain criteria as specified in the Plan document. All distributions are paid in lump sum (either cash or Company stock).

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the ''Committee''). The Committee had appointed Citibank as the trustee and ERISCO as the participant recordkeeper for the Plan years 1992 and 1993. However, during 1993, the Committee appointed The Vanguard Group ("Vanguard") to assume both trustee and recordkeeping responsibilities beginning in 1994. Refer to Note 6 for further information.

During 1991, the Plan purchased Company common stock using the proceeds of a loan with a related party (see Note 5) and holds the stock in a trust established as part of the Plan. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable Internal Revenue
Code regulations. The borrowed amount is collateralized by the unallocated shares of Company stock and is guaranteed by the Company. The lender has no rights against shares once they are allocated to participants' accounts. Accordingly, the financial statements of the Plan present separately the Crown Cork & Seal common stock pertaining to the accounts of employees with vested rights in the Company Stock Fund and Crown stock not yet allocated to employees. The aforementioned loan was paid in full as of November 30, 1993 and residual shares resident in the Unallocated Account were transferred pro-rata to participant accounts.

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


In the event of Plan termination, each participant will become fully vested and will be entitled to receive a benefit equalling the participant's interest in the Plan, including that portion attributable to Company contributions.

Note 3 - Amount Due to Crown
Cork & Seal Company, Inc.:

In November 1992, the Plan purchased 143,070 shares of Company common stock from Crown Cork & Seal for $4,162,229 in accordance with participant options directives. The shares were delivered into the trust in 1992 and the transaction was settled in January 1993. Accordingly, the Plan recorded a liability of $4,162,229 at December 31, 1992.

Note 4 - Tax Status of the Plan:

The Plan was amended and restated, effective April 1, 1991, to comply with all provisions of the Internal Revenue Code (IRC) and ERISA. The Committee has represented that the Plan has been administered in accordance with all provisions of the IRC and ERISA.

The Company has applied for a determination letter for the Plan from the IRS. However, the determination letter has not been issued by the IRS as to the ongoing qualified status of the Plan. Under IRS Revenue Procedure 92-6, the IRS announced that determination letters would not be issued on plans, such as this Plan, that combine ESOP provisions and cash or deferred arrangement provisions.

The IRS has further announced this "no rule" policy will be lifted in a later revenue procedure that opens the determination letter program to plans that are not currently eligible to request determination letters. It is the Company's intent to update the Plan document prior to December 31, 1994 and also submit a new request for a favorable determination letter.

Note 5 - Loans Payable:

On July 12, 1991, the Plan entered into a $1,519,313 loan agreement with Crown Financial Corporation, a related party, and Citibank, the trustee for the Plan. The proceeds of the loan were used to purchase Crown Cork & Seal common stock. Unallocated Crown Cork & Seal common shares were pledged under a separate agreement as collateral for the loan while the agreement provides for the loan to be repaid over a maximum term of ten years. The loan, which bears interest at 8.5% per annum, was repaid in 1993.

Note 6 - Subsequent Event:

As described in Note 2, the Plan's trustee and recordkeeping responsibilities were transferred to Vanguard effective January 1, 1994. In connection with this change, a significant portion of the Plan's assets were transferred to Vanguard on December 31, 1993 with residual transfers occurring in January 1994. During early 1994, Plan participant accounts were frozen to allow for required reconciliations between the predecessor trustee and recordkeeper and Vanguard. The freeze period was lifted in early March 1994. Plan participants should refer to employee notifications and other information supplied by Vanguard for information concerning Plan changes, new investment and investment change options.

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

                    Crown Cork & Seal Company, Inc.

            401(k) Savings and Employee Stock Ownership Plan

      Schedule of Assets Held for Investment at December 31, 1993



     Description                        Number of
                                         Shares     Cost         Fair Value

Fixed Income Fund
 Insurance Contracts:
  American International Life #18102                $  8,971,316 $  8,971,316*
  Aetna Life Insurance Company                           204,506      204,506
  Bankers Trust #92-494                                9,488,720    9,488,720*
  Confederation Life Insurance Company
   #62469                                              5,035,265    5,035,265
  Continental Assurance Company
   #GP-12719                                           5,671,520    5,671,520
  Continental National Assurance
   #12747                                              4,542,822    4,542,822
  Hartford Life Insurance Company
   (6.25%)                                             5,065,972    5,065,972
  Metropolitan Life Insurance Company
   #GAC-12704                                          5,869,651    5,869,651
  Morgan Bank Delaware #569-A                          7,493,365    7,493,365*
  Massachusetts Mutual PGIC #10490                     2,796,951    2,796,951
  New York Life #GAC-06495                             5,327,978    5,327,978
  Northwest National Life Insurance
   #GA-21993-2                                         6,355,014    6,355,014*
  Peoples Security Life #1594D                         2,515,987    2,515,987
  Peoples Security Life #1577PD                        1,499,883    1,499,883
  Peoples Security Life #923A1                         2,061,874    2,061,874
  Peoples Security Life #93109D                        4,005,163    4,005,163
  Prudential Insurance Company of
   America #GA-6852                                    4,647,376    4,647,376

Total fixed income fund                               81,553,363   81,553,363

Company Stock Fund
  Crown Cork & Seal Company, Inc.
    common stock                       726,960        16,627,696   30,441,450*

Diversified Equity Fund
  The Travelers S&P 500 Index Fund
    Contract #GR-15894                  21,925         6,863,839    8,401,130*

Total Investments at
     December 31, 1993                              $105,044,898 $120,395,943




*Represents more than 5% of net assets available for plan benefits as of December 31, 1993.

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

                       Crown Cork & Seal Company, Inc.

              401(k) Savings and Employee Stock Ownership Plan

              Transaction or Series of Transactions in Excess
           of 5% of the Current Value of Plan Assets ($6,209,466)
                   for the Year Ended December 31, 1993

                                                                  Aggregate     Aggregate                 Net Gain
                                     Number of       Number        Cost of       Proceeds        Cost     or (Loss)
     Description                     Purchases       of Sales     Purchases     from Sales     of Asset   on Sale

Bankers Trust (DEL)
  Contract #92-494 6.395% 9/30/2000     14                        $ 9,490,302

Peoples Security Life
  Contract #00036TR3, 00036TR-1,
     and BDAA00036TR-4                  22                         10,246,174

American International Life
     GIC #18102                                         1                       $ 7,962,390   $ 7,962,390

Travelers Insurance Company
     GIC #GR-15801                                      1                         6,663,606     6,663,606

Prudential Insurance Company
  of America GA-7047 7.40% 3/15/98
     GIC #6852                                         15                         8,976,851     8,976,851


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